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SECUR 09058161 OMMISSION
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SEC FILE NUMBER
8-48431

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/08 (MM/DD/YY) AND ENDING 12/31/08 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
EDELMAN & CO., LTD.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

333 WEST BROWN DEER ROAD
(No. and Street)

MILWAUKEE, WI 53217
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

ROBERT EDELMAN (414) 228-9314
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in the Report*

SCRIBNER COHEN AND COMPANY, S.C.
(Name - *if individual, state last, first, middle name*)

400 E MASON STREET, SUITE 300, MILWAUKEE, WI 53202
(Address) (City) (State) (Zip Code)

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
FEB 27 2009
BRANCH OF REGISTRATIONS AND EXAMINATIONS
03

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

Claims for exemption from the requirements that the annual report be covered by the opinion of an independent public accountants must be

supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

OATH OR AFFIRMATION

I, ROBERT EDELMAN, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of EDELMAN & CO., LTD., as of DECEMBER 31, 2008, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

Signature

Title

Judy C. Wolter
Notary Public

JUDY C. WOLTER NOTARY PUBLIC STATE OF WISCONSIN

This report** contains (check all applicable boxes):

- [X] (a) Facing page.
- [X] (b) Statement of Financial Condition.
- [X] (c) Statement of Income (Loss).
- [X] (d) Statement of Changes in Financial Condition.
- [X] (e) Statement of Changes in Stockholder's Equity or Partners' or Sole Proprietor's Capital.
- [X] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [X] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [X] (k) A Reconcilation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [X] (n) A report describing any material inadequacies found to exist or found to have existed since the date of previous audit.

*** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

INDEPENDENT AUDITOR'S REPORT

To the Stockholder
of Edelman & Co., Ltd.
Milwaukee, Wisconsin

We have audited the accompanying statements of financial condition of Edelman & Co., Ltd. as of December 31, 2008 and 2007, and the related statements of operations and retained earnings, changes in stockholder's equity and cash flows for the years then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Edelman & Co., Ltd. as of December 31, 2008 and 2007, and the results of its operations and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary information on pages 13 and 14 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Scribner, Cohen and Company, S.C.

Milwaukee, Wisconsin
February 25, 2009

EDELMAN & CO., LTD.
STATEMENTS OF FINANCIAL CONDITION
December 31, 2008 and 2007

	2008	2007
ASSETS		
CURRENT ASSETS		
Cash	$ 66,214	$ 84,921
Accounts receivable	-	300,000
Deferred income taxes	5,653	-
Employee advances	-	1,773
Prepaid expenses	10,000	9,667
Total current assets	81,867	396,361
PROPERTY AND EQUIPMENT		
Furniture and equipment	1,887	8,335
Less accumulated depreciation	1,349	6,666
Total property and equipment	538	1,669
TOTAL ASSETS	$ 82,405	$ 398,030
LIABILITIES AND STOCKHOLDER'S EQUITY		
CURRENT LIABILITIES		
Accounts payable	$ 3,930	$ 2,673
Income taxes payable	1,295	-
Deferred income taxes	-	113,540
Deferred revenue	-	10,000
Accrued expenses	-	42,000
Accrued wages	1,450	-
Total current liabilities	6,675	168,213
DEFERRED INCOME TAXES	1,390	250
STOCKHOLDER'S EQUITY		
Capital stock - 9,000 shares authorized, no par value; 150 shares issued and outstanding	15,000	15,000
Retained earnings	59,340	214,567
Total stockholder's equity	74,340	229,567
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$ 82,405	$ 398,030

The accompanying notes are an integral part of these financial statements.

EDELMAN & CO., LTD.
STATEMENTS OF OPERATIONS AND RETAINED EARNINGS
For The Years Ended December 31, 2008 and 2007

	2008	2007
REVENUE		
Fees	$ 95,000	$ 661,416
OPERATING EXPENSES		
Officer's salary	275,000	280,000
Information service	11,121	8,535
Gifts	166	-
Convention	45	-
Depreciation	963	1,092
Professional services	32,330	19,395
Retirement plan	-	42,000
Payroll taxes	10,420	10,105
Publications, dues and licenses	3,203	5,883
Employee benefits	24,832	25,675
Office expense and postage	5,456	5,611
Outside services	2,073	1,497
Meals and entertainment	550	1,549
Property taxes	7	7
Travel	5,347	3,915
Telephone	4,746	5,760
Miscellaneous	-	30
Total operating expenses	376,259	411,054
INCOME/(LOSS) FROM OPERATIONS	(281,259)	250,362
OTHER INCOME/(LOSS)		
Other income	-	35,000
Interest income	1,455	1,942
Disposal of assets	(169)	-
Total other income	1,286	36,942
INCOME/(LOSS) BEFORE INCOME TAXES	(279,973)	287,304
INCOME TAX EXPENSE/(BENEFIT)		
Current	(6,693)	(2,477)
Deferred	(118,053)	131,610
Total income tax expense/(benefit)	(124,746)	129,133
NET INCOME/(LOSS)	(155,227)	158,171
RETAINED EARNINGS - BEGINNING	214,567	56,396
RETAINED EARNINGS - ENDING	$ 59,340	$ 214,567

The accompanying notes are an integral part of these financial statements.

EDELMAN & CO., LTD.
STATEMENTS OF CHANGES IN STOCKHOLDER'S EQUITY
For The Years Ended December 31, 2008 and 2007

	Capital Stock	Retained Earnings	Total
BALANCE - DECEMBER 31, 2006	$ 15,000	$ 56,396	$ 71,396
Net income	-	158,171	158,171
BALANCE - DECEMBER 31, 2007	15,000	214,567	229,567
Net loss	-	(155,227)	(155,227)
BALANCE - DECEMBER 31, 2008	$ 15,000	$ 59,340	$ 74,340

The accompanying notes are an integral part of these financial statements.

EDELMAN & CO., LTD.
STATEMENTS OF CASH FLOWS
For The Years Ended December 31, 2008 and 2007

	2008	2007
CASH FLOWS FROM OPERATING ACTIVITIES		
Net income/(loss)	$ (155,227)	$ 158,171
Adjustments to reconcile net loss to net cash provided by/(used in) operating activities		
Depreciation	963	1,092
Loss on disposal of equipment	169	-
Deferred income taxes	(118,053)	131,610
Changes in operating assets and liabilities		
Accounts receivable	300,000	(300,000)
Employee advances	1,773	(1,773)
Payroll tax refund receivable	-	39,545
Prepaid expenses	(334)	(1,334)
Accounts payable	2,707	(67,842)
Deferred revenue	(10,000)	10,000
Accrued expenses	(40,705)	26,494
Net cash used in operating activities	(18,707)	(4,037)
NET DECREASE IN CASH	(18,707)	(4,037)
CASH - BEGINNING	84,921	88,958
CASH - ENDING	$ 66,214	$ 84,921
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION		
Cash paid during the year for Income taxes	$ -	$ -

The accompanying notes are an integral part of these financial statements.

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Business

Edelman & Co., Ltd. (the Company) is a Wisconsin corporation. The Company registered to be a broker/dealer pursuant to the Financial Industry Regulatory Authority (FINRA), on August 28, 1996. The Company is in the business of financial consulting on corporate mergers and acquisitions.

Property and Equipment

Property and equipment is stated at cost; maintenance and repairs are charged to operations as incurred. When equipment is sold or retired, the related cost and accumulated depreciation is removed from the accounts and any gain or loss is included in the results of operations. Loss on disposal was $169 and $0 for the years ended December 31, 2008 and 2007. Depreciation expense is calculated on a straight-line basis over the respective assets' estimated useful lives, which are as follows:

Office equipment	5 - 7 years

Depreciation expense was $963 and $1,092 for the years ended December 31, 2008 and 2007, respectively.

Income Taxes

Income taxes are calculated on taxable earnings at the applicable statutory rates. Taxable earnings vary from financial statement earnings because income taxes are calculated on the cash basis of accounting and because of limitations set by the Internal Revenue Service. The tax effect of these differences is explained in Note 9.

As of December 31, 2008, the Company has not adopted the application of FIN 48. The Company evaluates its tax positions at the time of preparing its income tax returns. In evaluating its tax positions, the Company does not take or file any positions that the taxing authorities would conclude that it is more likely than not to agree with.

Use of Estimates

The preparation of the financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Accounts Receivable

Accounts receivable are stated at the amount management expects to collect from outstanding balances. Management provides for probable uncollectible amounts through a charge to earnings and a credit to a valuation allowance based on its assessment of the current status of individual accounts.

NOTE 2 - UNINSURED CASH BALANCE

The Company maintains its cash at two commercial banks. The commercial bank accounts are guaranteed by the Federal Deposit Insurance Corporation (FDIC) up to $250,000. A summary of the total insured and uninsured cash balances at December 31, 2008 and 2007 is as follows:

	2008	2007
Total cash in bank	$ 84,971	$ 410,718
Portion insured by FDIC	84,971	250,000
UNINSURED CASH BALANCES	$ -	$ 160,718

NOTE 3 - ACCOUNTS AND FEES RECEIVABLE

There were not any accounts or fees receivable as of December 31, 2008. The accounts receivable balance of $300,000 at December 31, 2007 is comprised of client fees. All accounts are carried at their collectible amounts. Accounts receivable are due upon receipts and considered delinquent after 90 days.

NOTE 4 - RESERVE REQUIREMENTS

The Company is not obligated to report under SEC Rule 15c3-3 since it does not maintain customer accounts or hold securities. Therefore, the Company does not have a reserve requirement nor does it have any information relating to the possession or control requirement under Rule 15c3-3.

NOTE 5 - MINIMUM CAPITAL

Under SEC Rule 15c3-1, the Company is required to maintain net capital of not less than $5,000 in 2008 and 2007. At December 31, 2008, the Company's net capital as defined by SEC Rule 15c3-1 was $54,539 in excess of the minimum net capital required. The excess net capital at 1,000% was $58,733 and the percent of aggregate indebtedness to net capital was 14%. At December 31, 2007, the Company's net capital as defined by SEC Rule 15c3-1 was $25,248 in excess of the minimum net capital required. The excess net capital at 1,000% was $13,402 and the percent of aggregate indebtedness to net capital was 557%.

NOTE 6 - EMPLOYEE BENEFIT PLANS

The Company established a simplified employee pension plan during 2003. Contributions paid each year may not exceed the lesser of 25% of the employee earnings or $46,000 in 2008 and $45,000 in 2007. The accrued contribution for the years ended December 31, 2008 and 2007 is $0 and $42,000, respectively.

The Company has a medical and dental expense reimbursement plan that reimburses employees up to $20,000 per year for payment of health insurance premiums and medical and dental expenses.

NOTE 7 - RELATED PARTY TRANSACTIONS

The Company uses office space located in the sole stockholder's residence, but does not pay rent on this space.

NOTE 8 - MAJOR CUSTOMERS

The Company had fee income from two customers during 2008 and 2007 that accounted for 100% and 91%, respectively, of total fee income for the years ended December 31, 2008 and 2007.

NOTE 9 - INCOME TAXES

The Company prepares its income tax returns on the cash basis of accounting. Temporary differences arise as a result of differences in the accrual and income tax basis of accounting and differences in depreciation for tax and accounting purposes. At December 31, 2008, the temporary differences resulted in a short-term deferred income tax asset of $5,653 and a long-term deferred tax liability of $1,390. At December 31, 2007, the temporary differences resulted in a short-term deferred income tax liability of $113,540 and a long-term deferred tax liability of $250.

EDELMAN & CO., LTD.
STATEMENTS OF CHANGES IN SUBORDINATED LIABILITIES
For The Years Ended December 31, 2008 and 2007

	2008	2007
BALANCE - BEGINNING	$ -	$ -
Increase	-	-
Decrease	-	-
BALANCE - ENDING	$ -	$ -

See auditor's report.

EDELMAN & CO., LTD.
SCHEDULES OF COMPUTATION OF NET CAPITAL
December 31, 2008 and 2007

The computation of net capital pursuant to SEC Rule 15c3-1 is as follows:

	2008	2007
NET CAPITAL		
Total stockholder's equity	$ 74,340	$ 229,567
ADDITIONS		
Accrued income tax liability related to assets deducted	1,390	113,790
DEDUCTIONS		
Nonallowable assets		
Accounts receivable	-	300,000
Employee advances	-	1,773
Prepaid expenses	10,000	9,667
Deferred tax asset	5,653	-
Furniture and equipment	538	1,669
Total deductions	16,191	313,109
NET CAPITAL	59,539	30,248
MINIMUM NET CAPITAL REQUIRED	5,000	5,000
EXCESS NET CAPITAL	$ 54,539	$ 25,248
EXCESS NET CAPITAL AT 1,000%	$ 58,733	$ 13,402
AGGREGATE INDEBTEDNESS	$ 8,065	$ 168,463
RATIO: AGGREGATE INDEBTEDNESS TO NET CAPITAL	14%	557%
RECONCILIATION OF AUDITED COMPUTATION OF NET CAPITAL TO UNAUDITED PART II FORM X-17A-5		
Net capital as reported in unaudited FOCUS report	$ 62,284	$ 229,567
Increase in nonallowable assets	(6,935)	(199,319)
Audit adjustments		
Increase in stockholder's equity	2,800	-
Increase in deferred taxes	1,390	
Total audit adjustments	4,190	-
NET CAPITAL PER ABOVE	$ 59,539	$ 30,248

The computation of reserve requirements pursuant to SEC Rule 15c3-3 and information relating to the possession of control requirements pursuant to SEC Rule 15c3-3 are not required for Edelman & Co., Ltd. because the transactions are limited to fees earned on consulting on corporate mergers and private placements.

See auditor's report.

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL

To the Stockholder of
Edelman & Co., Ltd.
Milwaukee, Wisconsin

In planning and performing our audit of the financial statements and supplementary schedules of Edelman & Co., Ltd. (the Company), as of and for the year ended December 31, 2008 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining an internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this

responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or a combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. However, we identified certain deficiencies in internal control that we consider to be significant deficiencies and communicated them in writing to management and those charged with governance on February 25, 2009.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations; and that practices

and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2008, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers and is not intended to be, and should not be, used by anyone other than these specified parties.

Scribner, Cohen and Company, S.C.

Milwaukee, Wisconsin
February 25, 2009

EDELMAN & CO., LTD.

ANNUAL REPORT

DECEMBER 31, 2008

EDELMAN & CO., LTD.
TABLE OF CONTENTS
DECEMBER 31, 2008

	Page
FACING PAGE	3 - 4
INDEPENDENT AUDITOR'S REPORT	5
FINANCIAL STATEMENTS	
STATEMENTS OF FINANCIAL CONDITION	6
STATEMENTS OF OPERATIONS AND RETAINED EARNINGS	7
STATEMENTS OF CHANGES IN STOCKHOLDER'S EQUITY	8
STATEMENTS OF CASH FLOWS	9
NOTES TO FINANCIAL STATEMENTS	10 - 12
STATEMENTS OF CHANGES IN SUBORDINATED LIABILITIES	13
SCHEDULES OF COMPUTATION OF NET CAPITAL	14
REPORT OF INDEPENDENT AUDITOR ON INTERNAL CONTROL	15 – 17